Filed pursuant to Rule 424(b)(3)
Registration No. 333-157769

Prospectus Supplement dated March 22, 2018
(To Prospectus dated October 14, 2016)

DTE Energy Company
Dividend Reinvestment and Stock Purchase Plan

10,000,000 Shares of Common Stock, no par value

This supplement to the Prospectus dated October 14, 2016 serves to provide the following information with respect to the DTE Energy Company Dividend Reinvestment and Stock Purchase Plan (Plan):

Wells Fargo Shareowner Services (WFSS), a division of Wells Fargo Bank, N.A., was previously appointed as Plan Administrator under the Plan. On February 1, 2018, Wells Fargo Bank, N.A. announced that it had completed the sale of WFSS to Equiniti Group plc. In connection with the sale of WFSS, the appointment of the Plan Administrator has been transferred from WFSS to Equiniti Trust Company d/b/a EQ Shareowner Services (EQ). Accordingly, EQ now serves as Plan Administrator. EQ also serves as Transfer Agent for DTE Energy Company common stock.

Following the transfer of the Plan Administrator appointment, share purchases and sales for the Plan are no longer made by a broker affiliated with the Plan Administrator. Share purchases and sales are now made through a broker chosen by the Plan Administrator.

All information in the Prospectus, including the address and telephone number for the Plan Administrator, remains unchanged except that any reference to “Wells Fargo Shareowner Services” should be replaced with “Equiniti Trust Company d/b/a EQ Shareowner Services” and any reference to a “broker affiliated with the Plan Administrator” should be replaced with “broker chosen by the Plan Administrator.”

Unless expressly defined herein, all terms in this supplement have the same meanings as in the Prospectus.

This Supplement is part of the Prospectus and must accompany the Prospectus.